January 11, 2008

Corgi International Limited Announces Financial Results for the Six Months Ended September 30, 2007

Company Integrates New Entities as Net Loss Narrows

HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today reported its unaudited financial results for the six months ended September 30, 2007. Total net revenue for the six-month period grew to $43.3 million, an increase of $1.2 million from the unaudited pro forma results of operations for the six months ended September 30, 2006. The net loss for the six-month period ended September 30, 2007 was $3.7 million, an improvement of $1.1 million from the unaudited pro forma net loss of $4.8 million for the six months ended September 30, 2006. The results of operations for the six-month period ended September 30, 2007 includes approximately $1.8 million of one-time charges associated with the preparation of the Company’s SEC filings for the three merged companies and private financings, one-time restructuring costs incurred in connection with the integration of the businesses, and the cost of the consolidation of the Company’s warehouse facilities.

“Revenue growth and our progress towards profitability in the first half of our 2008 fiscal year was impacted by our constraints on working capital, the delay in the completion of our financing that we announced this week and the difficulties in the overall toy market,” commented Michael Cookson, Chief Executive Officer of Corgi International Limited. “With our equity and debt financings closed and our recent progress in adding key license partnerships and new emerging toy technologies, we are excited about our growth opportunities.

“In the last year, we have made substantial progress in consolidating our merged companies and we expect to return to profitability over the next 12 months,” continued Cookson.

FY 2008 Outlook

For the full fiscal year 2008, while there are no assurances, the Company expects to grow revenue to be between $93 million to $97 million, which represents a year-over-year increase of approximately 15 percent to 20 percent. The Company also expects in fiscal 2008 to significantly lower its net loss from the previous year and reach positive EBITDA (earnings before interest, taxes, depreciation and amortization).

Corgi International Limited
CONSOLIDATED BALANCE SHEET
(US dollars in thousands)
Unaudited
As of
September 30, 2007
ASSETS
Current assets:
Cash	$ 1,116
Accounts receivable, net	20,962
Income tax receivable	453
Inventory	16,583
Prepaid expenses and other assets	5,783

Deferred tax asset	728

Total current assets	45,624

Property, plant and equipment, net	300
Tooling costs, net	5,118
Goodwill	14,639
Intangible assets	11,443
Notes Receivable, Long Term	93
Total assets	77,217

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accrued expenses	10,991
Trade accounts payable	19,624
Short term debt	17,775
Current portion long term debt	98

Total current liabilities	48,488

Long term debt, net of current portion	660

Total liabilities	49,148

Total stockholders’ equity	28,069

Total liabilities and stockholders' equity	77,217

Corgi International Limited
CONSOLIDATED STATEMENT OF OPERATIONS
(US dollars in thousands)

	Unaudited	Unaudited
	Pro Forma Combined	Actual
	Six Months Ended September 30, 2006	Six Months Ended September 30, 2007

Sales	$ 42,107	$ 43,271

Cost of goods sold	(26,735)	(27,605)

Gross profit	15,371	15,666

Selling, general, and administrative expenses	(19,527)	(18,529)

Operating income (loss)	(4,156)	(2,863)

Other income (expense):

Interest income	59	-
Interest (expense)	(566)	(783)
Other income (expense)	(679)	-

Income (loss) before income taxes	(5,342)	(3,646)

Income tax benefit (expense)	562	(6)

Net income (loss)	$ (4,780)	$ (3,652)

Loss per common share:
Basic	-0.49	-0.34
Diluted	-0.49	-0.34

Weighted average number of common shares
outstanding:
Basic	9,800,841	10,851,769
Diluted	9,800,841	10,851,769

About Corgi International

Corgi International is a global Pop Culture company, which develops and markets innovative and high-quality licensed and unlicensed toys, gifts and collectables with broad appeal to a consumer demographic ranging from 8 to 88 years of age via direct, specialty, hobby, collector and mass retail channels worldwide. The Company’s line of products range from premium entertainment prop replicas and limited edition adult memorabilia to traditional toys and gift merchandise for young adults.

The company holds varying licenses for many of entertainment’s highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International also has partnerships with cutting edge technology innovators around the world.

The Company was formed in December 2006 through the merger of Master Replicas, Corgi Classics, and Cards Inc, with its headquarters in Hong Kong, and operations in Walnut Creek and Chicago, USA, and in Watford and Leicester, UK.

Caution Regarding Forward-Looking Statements

The matters discussed in this document contain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  All statements other than those that are purely historical, including statements regarding future net sales future profitability and positive cash flow, are forward-looking statements. Words such as “expect,” “anticipate,” “believe,” “estimate,” “intend,” “plan,” and similar expressions also identify forward-looking statements.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International Limited’s products, changes in economic conditions, dependence on certain customers and licensing partners and loss of such licensing partners, and other risks described in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission on October 15, 2007.

These forward-looking statements are based on information as of January 10, 2008, and Corgi International Limited undertakes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Contact:

For Corgi International Limited information:

Jack Lawrence

Chief Operating Officer and Chief Financial Officer

Phone: (925) 979-1500